April 20, 2026

Al Kapoor
Chief Executive Officer
Syntec Optics Holdings, Inc.
515 Lee Road
Rochester, NY 14606

       Re: Syntec Optics Holdings, Inc.
           Draft Registration Statement on Form S-1
           Submitted April 14, 2026
           CIK No. 0001866816
Dear Al Kapoor:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time.
Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Margaret Sawicki at 202-551-7153 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and Services
cc:    Christopher R. Rodi, Esq.